Western Copper and Gold Corporation
(An exploration stage company)

Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2019

(Expressed in Canadian dollars)

NOTICE TO READER:
These condensed interim consolidated financial statements have not been reviewed by the Company's external auditors. These statements have been prepared by and are the responsibility of the Company’s management. This notice is being provided in accordance with National Instrument 51-102 - Continuous Disclosure Obligations.

Western Copper and Gold Corporation
Condensed Interim Consolidated Financial Statements
(Unaudited – prepared by management)
(Expressed in Canadian dollars)

CONSOLIDATED BALANCE SHEETS

		September 30, 2019	December 31, 2018
	Note	$	$
ASSETS

Cash and cash equivalents		1,996,587	3,026,385
Short-term investments	3	511,363	1,505,161
Marketable securities	4	135,500	252,200
Other assets		181,210	159,188
CURRENT ASSETS		2,824,660	4,942,934

Exploration and evaluation assets	5	48,093,950	41,946,079

ASSETS		50,918,610	46,889,013

LIABILITIES

Accounts payable and accrued liabilities		418,989	602,206

CURRENT LIABILITIES		418,989	602,206

SHAREHOLDERS’ EQUITY

Share capital	6	117,730,970	111,891,213
Contributed surplus		33,821,984	33,484,162
Deficit		(101,053,333)	(99,088,568)

SHAREHOLDERS’ EQUITY		50,499,621	46,286,807

LIABILITIES AND SHAREHOLDERS’ EQUITY		50,918,610	46,889,013

Commitments	9

Approved by the Board of Directors

/s/ Robert Gayton	Director	/s/ Klaus Zeitler	Director

The accompanying notes are an integral part of these financial statements

Western Copper and Gold Corporation
Condensed Interim Consolidated Financial Statements
(Unaudited – prepared by management)
(Expressed in Canadian dollars)

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2019	2018	2019	2018
	$	$	$	$

Filing and regulatory fees	6,709	5,090	188,623	202,530
Office and administration	68,849	76,628	185,421	199,613
Professional fees	17,344	20,645	69,236	72,314
Rent and utilities	23,830	28,065	91,059	84,194
Share-based payments (note 8, 10)	134,299	164,506	295,575	425,423
Shareholder communication and travel	97,320	95,836	316,189	460,206
Wages and benefits (note 10)	227,912	241,642	752,208	790,330

CORPORATE EXPENSES	576,263	632,412	1,898,311	2,234,610

Foreign exchange loss (gain)	1,518	(348)	823	6,871
Interest income	(10,726)	(22,654)	(51,069)	(64,405)
Unrealized loss on marketable securities	39,600	58,300	116,700	14,700

LOSS AND COMPREHENSIVE LOSS	606,655	667,710	1,964,765	2,191,776

Basic and diluted loss per share	0.01	0.01	0.02	0.02

Weighted average number of common shares outstanding	105,657,468	100,750,034	103,050,840	99,584,376

The accompanying notes are an integral part of these financial statements

Western Copper and Gold Corporation
Condensed Interim Consolidated Financial Statements
(Unaudited – prepared by management)
(Expressed in Canadian dollars)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the nine months ended September 30,		2019	2018
		$	$
Cash flows provided by (used in)	Note

OPERATING ACTIVITIES
Loss and comprehensive loss		(1,964,765)	(2,191,776)

ITEMS NOT AFFECTING CASH
Share-based payments		295,575	425,423
Unrealized loss (gain) on marketable securities		116,700	14,700
		412,275	440,123

Change in non-cash working capital items		51,951	(95,654)

OPERATING ACTIVITIES		(1,500,539)	(1,847,307)

FINANCING ACTIVITIES
Private placement proceeds	6	3,354,300	3,340,826
Private placement issuance costs	6	(341,660)	(152,825)
Exercise of stock options	7	47,000	732,500

FINANCING ACTIVITIES		3,059,640	3,920,501

INVESTING ACTIVITIES
Redemption of short-term investments		1,000,000	(813,139)
Mineral property expenditures		(3,549,986)	(1,003,400)
Acquisition of mineral claims	5	(38,913)	-

INVESTING ACTIVITIES		(2,588,899)	(1,816,539)

CHANGE IN CASH AND CASH EQUIVALENTS		(1,029,798)	256,655

Cash and cash equivalents – Beginning		3,026,385	395,370

CASH AND CASH EQUIVALENTS - ENDING		1,996,587	652,025

The accompanying notes are an integral part of these financial statements

Western Copper and Gold Corporation
Condensed Interim Consolidated Financial Statements
(Unaudited – prepared by management)
(Expressed in Canadian dollars)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Number of	Share	Contributed	Deficit	Shareholders’
	Shares	Capital	Surplus		Equity
		$	$	$	$

DECEMBER 31, 2017	96,653,935	108,021,796	32,747,685	(96,232,408)	44,537,073

Private Placement (note 6c)
Gross proceeds	2,905,066	3,340,826	-	-	3,340,826
Issuance costs	-	(152,825)	-	-	(152,825)
Allocation of warrant value	-	(319,000)	319,000	-	-
Exercise of stock options	1,225,000	732,500	-	-	732,500
Transfer of stock option value	-	267,916	(267,916)	-	-
Share-based payments	-	-	508,373	-	508,373
Loss and comprehensive loss	-	-	-	(2,191,776)	(2,191,776)

SEPTEMBER 30, 2018	100,784,001	111,891,213	33,307,142	(98,424,184)	46,774,171

Share-based payments	-	-	177,020	-	177,020
Loss and comprehensive loss	-	-	-	(664,384)	(664,384)

DECEMBER 31, 2018	100,784,001	111,891,213	33,484,162	(99,088,568)	46,286,807

Shares issued – Acquisition of mineral claims (note 6b)	3,000,000	2,760,000	-	-	2,760,000
Private Placement (note 6c)
Gross Proceeds	3,727,000	3,354,300	-	-	3,354,300
Issuance costs	-	(341,660)	-	-	(341,660)
Exercise of stock options	75,000	47,000	-	-	47,000
Transfer of stock option value	-	20,117	(20,117)	-	-
Share-based payments	-	-	357,939	-	357,939
Loss and comprehensive loss	-	-	-	(1,964,765)	(1,964,765)

SEPTEMBER 30, 2019	107,586,001	117,730,970	33,821,984	(101,053,333)	50,499,621

The accompanying notes are an integral part of these financial statements

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
As at and for the three and nine months ended September 30, 2019
(unaudited – prepared by management)
(Expressed in Canadian dollars)

1.	NATURE OF OPERATIONS

Western Copper and Gold Corporation (together with its subsidiaries, “Western” or the “Company”) is an exploration stage company that is directly engaged in exploration and development of the Casino mineral property located in Yukon, Canada (the “Casino Project”).

The Company is incorporated in British Columbia, Canada. Its head office is located at 15th Floor – 1040 West Georgia Street, Vancouver, British Columbia.

The Company will need to raise additional funds to complete the development of the Casino Project. While Western has been successful in raising sufficient capital to fund its operations in the past, there can be no assurance that it will be able to do so in the future.

2.	BASIS OF PRESENTATION

a.	Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, as issued by the International Accounting Standards Board (“IASB”), including International Accounting Standard 34 - Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2018, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB.

These financial statements were approved for issue by the Company’s board of directors on November 6, 2019.

b.	Accounting estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to exercise judgement in the process of applying its accounting policies and to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates. Differences may be material.

Judgment is required in assessing whether certain factors would be considered an indicator of impairment. We consider both internal and external information to determine whether there is an indicator of impairment present and accordingly, whether impairment testing is required. Where an impairment test is required, calculating the estimated recoverable amount of the cash generating units for non-current asset impairment tests requires management to make estimates and assumptions with respect to estimated recoverable reserves or resources, estimated future commodity prices, expected future operating and capital costs, and discount rates. Changes in any of the assumptions or estimates used in determining the recoverable amount could impact the impairment analysis.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
As at and for the three and nine months ended September 30, 2019
(unaudited – prepared by management)
(Expressed in Canadian dollars)

3.	SHORT-TERM INVESTMENTS

As at September 30, 2019, the Company had $511,363 (December 31, 2018 - $1,505,161) invested in Canadian dollar denominated guaranteed investment certificates, including accrued interest of $11,363 (December 31, 2018 - $5,161).

4.	MARKETABLE SECURITIES

As at September 30, 2019, the Company held marketable securities with an aggregate market value of $135,500 (December 31, 2018 - $252,200), consisting of 2.5 million common shares of NorthIsle Copper and Gold Inc. with a market value of $125,000 (December 31, 2018 - $237,500) and 420,000 common shares of Copper North Mining Corp. with a market value of $10,500 (December 31, 2017 - $14,700).

5.	EXPLORATION AND EVALUATION ASSETS

a.	Casino (100% - Yukon, Canada)

The Casino Project is a large copper-gold porphyry deposit located in Yukon, Canada.

All claims comprising the Casino Project are subject to a 2.75% net smelter returns royalty on the future sale of any metals and minerals derived therefrom.

As part of a separate agreement, Western is required to make a payment of $1 million upon making a production decision on the Casino Project.

b.	Canadian Creek (100% - Yukon, Canada)

On August 28, 2019, the Company acquired the 311 mineral claims that comprise the Canadian Creek Property from Cariboo Rose Resources Ltd (“Cariboo Rose”). The Canadian Creek Property lies directly adjacent to the Casino Project.

The total consideration paid to Cariboo Rose consists of 3 million common shares of the Company with a market value of $2,760,000. The Company also incurred $38,913 in closing costs.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
As at and for the three and nine months ended September 30, 2019
(unaudited – prepared by management)
(Expressed in Canadian dollars)

c.	Exploration and evaluation expenditures

$

DECEMBER 31, 2017	40,650,547

Claims maintenance	11,445
Engineering	213,630
Permitting	594,423
Salary and wages	365,615
Share-based payments	110,419

DECEMBER 31, 2018	41,946,079

Acquisition costs	2,798,913
Claims maintenance	4,963
Engineering	80,522
Exploration and camp support	2,827,877
Permitting	168,251
Salary and wages	204,981
Share-based payments	62,364

SEPTEMBER 30, 2019	48,093,950

6.	SHARE CAPITAL

	a.	Authorized share capital

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

	b.	Acquisition of mineral claims

On August 28, 2019, Western acquired the 311 mineral claims that comprise the Canadian Creek Property from Cariboo Rose. The Company issued 3 million common shares to Cariboo Rose valued at $0.92 per common share for an aggregate value of $2,760,000.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
As at and for the three and nine months ended September 30, 2019
(unaudited – prepared by management)
(Expressed in Canadian dollars)

c.	Financing

On May 17, 2019, Western completed a brokered private placement of flow-through common shares (the “FT Shares”). The Company issued a total of 3,727,000 FT Shares, comprised of (i) 3,333,333 FT Shares pursuant to the base offering and (ii) 393,667 FT Shares pursuant to the agent’s exercise of its option, at a price of $0.90 per FT Share for aggregate gross proceeds of $3,354,300. Issuance costs related to the private placement totaled $341,660.

On February 8, 2018, Western issued 2,905,066 units at a price of $1.15 per unit for aggregate gross proceeds of $3,340,826. Each unit consisted of one common share and half of a non-transferable warrant. Each whole warrant entitles the holder to purchase one additional common share at a price of $1.75 until February 8, 2020. Issuance costs related to the financing totaled $152,825. The fair value assigned to the warrants was calculated using the Black-Scholes option pricing model and the following inputs and assumptions:

Warrants issued	1,452,533
Exercise price	$1.75
Market price	$1.10
Expected term (years)	2.0
Expected share price volatility	63.8%
Average risk-free interest rate	1.83%

FAIR VALUE ASSIGNED	$319,000

7.	WARRANTS AND STOCK OPTIONS

	a.	Warrants

The Company issued 1,452,533 warrants on February 8, 2018. All outstanding warrants have an exercise price of $1.75 and a remaining contractual life of 0.36 years.

	Number of	Weighted average
	warrants	exercise price
		$
DECEMBER 31, 2017	-	-

Issued	1,452,533	1.75

DECEMBER 31, 2018	1,452,533	1.75

There were no changes to warrants outstanding during the three and nine months ended September 30, 2019.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
As at and for the three and nine months ended September 30, 2019
(unaudited – prepared by management)
(Expressed in Canadian dollars)

b.	Stock options

Based on the Company’s stock option plan, most recently approved by the Company’s shareholders at the annual general meeting held on May 30, 2018, Western may issue stock options for the purchase of up to 10% of issued capital. The exercise price of the stock options must be greater than, or equal to, the market value of the Company’s common shares on the last trading day immediately preceding the date of grant. Stock options vest over a two year period from the date of grant unless otherwise determined by the directors. The maximum stock option term is 10 years. At September 30, 2019, the Company could issue an additional 4,558,599 stock options under the terms of the stock option plan.

A summary of the Company’s stock options outstanding and the changes for the years then ended, is presented below:

	Number of	Weighted average
	stock options	exercise price
		$
DECEMBER 31, 2017	4,283,335	0.76

Granted	2,325,000	1.20
Exercised	(1,225,000)	0.60
Forfeited	(183,334)	1.16

DECEMBER 31, 2018	5,200,001	0.98

Granted	2,075,000	0.87
Exercised	(75,000)	0.63
Expired	(850,000)	0.90
Forfeited	(150,000)	1.20

SEPTEMBER 30, 2019	6,200,001	0.95

Stock options outstanding are as follows:

Stock options outstanding,	Number of	Weighted average	Average
by exercise price	Stock options	exercise price	remaining
			contractual life
		$	years
$0.50 – 0.67	766,667	0.52	0.81
$0.75	400,000	0.75	4.56
$0.90	1,675,000	0.90	4.71
$0.96	1,333,334	0.96	1.95
$1.20	2,025,000	1.20	3.39

SEPTEMBER 30, 2019	6,200,001	0.95	3.20

Of the total stock options outstanding, 3,450,001 were vested and exercisable at September 30, 2019. The weighted average exercise price of vested stock options is $0.96 and the average remaining contractual life is 2.26 years

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
As at and for the three and nine months ended September 30, 2019
(unaudited – prepared by management)
(Expressed in Canadian dollars)

8.	SHARE-BASED PAYMENTS

The following is a summary of stock options granted by the Company in 2019 and 2018 and fair value assigned to each grant. The fair value was calculated at the time of grant using the Black-Scholes option pricing model and the following inputs and assumptions.

	June 18,	April 23,	February 21,
Inputs and assumptions	2019	2019	2018

Stock options granted	1,675,000	400,000	2,325,000
Exercise price	$0.90	$0.75	$1.20

Market price	$0.78	$0.72	$1.13
Expected option term (years)	3.0	3.0	3.0
Expected stock price volatility	51.8%	51.6%	59.9%
Average risk-free interest rate	1.36%	1.56%	1.94%
Expected forfeiture rate	-	-	-
Expected dividend yield	-	-	-

FAIR VALUE ASSIGNED	$409,000	$100,000	$1,038,000

9.	COMMITMENTS

The Company must spend approximately $521,000 on qualifying Canadian exploration expenditures by December 31, 2020. Otherwise, Western is required to pay the investors who purchased flow-through shares the difference between the amount of tax benefit that they would have realized had the Company incurred all expenditures renounced in March 2020 by December 31, 2020 and the amount that the investors actually realized.

10.	KEY MANAGEMENT COMPENSATION

The Company’s related parties include its directors and officers, who are the key management of the Company. The remuneration of key management was as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2019	2018	2019	2018
	$	$	$	$
Salaries and director fees	205,569	193,738	626,394	596,677
Share-based payments	125,077	134,813	263,966	360,346

KEY MANAGEMENT COMPENSATION	330,646	328,551	890,360	957,023

Share-based payments represent the fair value of stock options previously granted to directors and officers that was recognized during the years presented above.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
As at and for the three and nine months ended September 30, 2019
(unaudited – prepared by management)
(Expressed in Canadian dollars)

11.	SEGMENTED INFORMATION

The Company’s operations are in one segment: the acquisition, exploration, and future development of resource properties. All interest income is earned in Canada and all assets are held in Canada.

12.	CAPITAL MANAGEMENT

There has been no change in the Company’s approach to capital management during the three and nine months ended September 30, 2019. Western has no debt and does not pay dividends. The Company is not subject to any externally imposed capital requirement.

13.	FINANCIAL INSTRUMENT RISK

There has been no change in the Company’s financial instrument risks or management’s approach to those risks during the three and nine months ended September 30, 2019.